FEDERATED MANAGED POOL SERIES

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

February 24, 2010

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED MANAGED POOL SERIES (“Registrant”)
Federated Corporate Bond Strategy Portfolio,
Federated High Yield Strategy Portfolio
Federated Mortgage Strategy Portfolio
 (Collectively, the Funds)
1933 Act File No. 333-128884
1940 Act File No. 811-21822

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective 11 and Amendment No. 13 submitted via EDGAR on December 23, 2009.

1.
In accordance with your first comment, regarding footnote one of the Fee Table, we have shortened the footnote for all three Funds.   We have also added language concerning fees charged by third parties.

2.
Regarding your second comment, we have removed the parenthetical (before waiver and reimbursement) from the  “Annual Fund Operating Expenses” line for all three Funds and we have removed the parenthesis from the line “Total Annual Fund Operating Expenses After Contractual Fee Waivers and Expense Reimbursement”.  We have in addition, removed the word “Actual” from this line.

3.
Regarding your third comment, in the Summary Section of Federated Corporate Bond Strategy Portfolio (FCP), we have added the name rule paragraph found in the section “What Are Fund’s Investment Strategies?”.

4.
Regarding your fourth comment, we will add the sentence “While the Fund may invest in securities of any maturity, the Fund’s average duration is expected to vary and may range between one and ten years depending on the Adviser’s view of interest rates” to the Summary Section of the Prospectus for all Funds.

5.	Regarding your fifth comment, please see response number three above as we feel that addresses your comment.

6.
Regarding your sixth comment, concerning the cross-reference to the Statement of Additional Information in the Derivative Risks section in the Summary Section of the Prospectus for all three Funds, we will revise the sentence in the Summary Section to read “Derivative contracts and hybrid instruments may also involve other principal risks described in this Prospectus, such as interest rate, credit, currency, liquidity and leverage risks.” We will retain the cross-reference in the disclosure that follows Item 8..

7.
Regarding your seventh comment, we have revised the language in all three Funds in the Risk/Return Bar Chart section, so that the final sentence reads “… not necessarily an indication of future results.”

8.
In accordance with your eighth comment, on the Average Annual Total Return Table for all three Funds, we have taken out the Benchmark Index description from the introductory paragraph and added it as a footnote.  In addition we have added language disclosing that there is no deduction for taxes and sales charges.  Finally, we have removed the last sentence regarding index returns.

9.
In accordance with your ninth comment, we have moved the sentence “The stated returns assume the highest federal income and capital gains tax rates” from a footnote  and moved it to the introductory paragraph for all three Funds in the section “Average Annual Total Return Table”.

10.	Regarding your tenth comment, we will add the titles that all the Funds’ Portfolio Managers have with the Funds’ adviser in addition to Portfolio Manager to the Summary Section.

11.	Regarding your eleventh comment, each Fund’s investment objective is fundamental.

12.
In accordance with your twelfth comment, we will add the following to the Investment Strategy Section of FCP as an example of duration and how it affects this Fund:  “For example, if interest rates rise by one percentage point (in a parallel shift) the net asset value (NAV) of a fund with an average duration of 5 years theoretically would decline about 5.0%.  The above example assumes that all relevant factors that could affect the value of a fund other than interest rates, remain unchanged.”

13.
Regarding your thirteenth comment, , there are no Underlying Fund expenses listed in the fee tables for Federated High Yield Strategy Portfolio (FHYSP) and Federated Mortgage Strategy Portfolio (FMSP) because the Funds do not incur any expenses in connection with their investment in the Underlying Funds.

14.
Regarding your fourteenth comment, to add disclosure concerning bond quality to the summary section for FMSP,  we note that the Summary Section discloses that the Fund invests “primarily in a non-diversified portfolio of investment-grade, corporate fixed-income securities.”.

15.	Regarding your fifteenth comment, FHYSP and FMSP each represent that it reserves the right to rely on an exemptive order Federated received from the SEC.

16.
Regarding your sixteenth comment, concerning your comment on FMSP and the sentence that reads: “The Fund and the Underlying Fund may invest in derivative instruments to implement these investment strategies”, we will revise it to read “..derivative instruments (such as futures, options and swaps)...”.

17.	Regarding your seventeenth comment, we have fixed the heading for “Prepayment Swaps” in the Summary Section of the Prospectus for FMSP.

18.	Regarding your eighteenth comment, in the section “Information about the Underlying Fund” for FMSP, we will add a statement concerning the current or recent duration of FMSP’s benchmark index.

19.
Regarding your nineteenth comment, we have added the following to the section, “What are the Fund’s Main Investment Strategies” section of FCP: Some of the corporate fixed-income securities in which the Fund invests are considered to be "foreign securities" as that term is defined in this Prospectus.

20.
You have supplementally commented that the Funds are required to include a cross-reference to the financial statements of the Underlying Fund and that the Board of Trustees of the Registrant must sign the registration statement of the Underlying Funds.  First, we note that the requirements you cite apply only to funds that use the master-feeder structure.  However, since we recognize the public policy reasons for applying some of these requirements to funds that invest all of their assets in an underlying fund, we will add a cross reference to the Underlying Funds’ financial statements.

However, we do not believe that it serves any public policy to require that the Registrant’s Board sign the registration statement of the Underlying Funds.  The Board of both the Registrant and the Underlying Funds are identical.  Both Boards have signed the registration statement of both the Registrant and the Underlying Funds and are consequently fully liable for the content of both.  To require the same individuals to sign the registration statement of the Underlying Funds again does not, in our view, add to the protection of the investing public.

If you have any questions, please do not hesitate to contact me at (412) 288-6659.

Very truly yours,

/s/ Joseph W. Kulbacki
Joseph W. Kulbacki
Senior Paralegal